Exhibit 99.2

香港交易及結算所有限公司及香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本文件全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

於其他市場發佈的公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.10B條而作出。

茲載列中國南方航空股份有限公司在上海證券交易所網站刊登的《中國南方航空股份有限公司關於廣東證監局現場檢查結果整改完成情況的報告》，僅供參閱。

承董事會命

中國南方航空股份有限公司

聯席公司秘書

謝兵及劉巍

中華人民共和國，廣州

二零一三年五月二十一日

於本公告日期，董事包括非執行董事司獻民、王全華、袁新安及楊麗華、執行董事譚萬庚、張子芳、徐杰波及李韶彬以及獨立非執行董事貢華章、魏錦才、寧向東及劉長樂。

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证券简称：南方航空	证券代码：600029	公告编号：临2013-017

中国南方航空股份有限公司关于广东证监局现场检查结果整改完成情况的报告

本公司董事会及全体董事保证本公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

中国证券监督管理委员会广东监管局（“广东证监局”）于2012年9月19日至9月28日对中国南方航空股份有限公司（“南航”、“南方航空”、“本公司”或“公司”）2011年度报告信息披露、公司治理等情况进行了现场检查。现场检查对本公司的公司治理、信息披露等方面的总体工作进行了肯定。但在检查中也发现本公司在公司治理中存在个别不规范情况，财务管理工作还需进一步完善。根据广东证监局现场检查发现的情况，本公司召开董事会会议研究并通过了具体的整改方案，并于2012年12月在上海证券交易所网站（www.sse.com.cn）、中国证券报、上海证券报、证券时报上对整改方案进行了公告。现将整改方案的具体落实情况汇报如下：

一、 公司治理方面的整改完成情况

1、独立性不足。公司《总经理办公会议工作细则》明确要求，每次召开总经理办公会议都须将会议纪要抄送中国南方航空集团公司（以下简称南航集团）书记及办公厅，公司一直照此执行；同时，公司还存在与南航集团召开联合总经理办公会议的情况；公司经营计划、财务规划、重大固定资产投资及处置等经营活动均请求南航集团同意后方予实施。

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整改措施：

作为国有控股上市公司，本公司在满足证券监管相关法律法规及各项要求的同时，还需兼顾国有资产管理的法律法规和相关规定，向国有控股股东履行相关报批或备案程序。但是，作为上市公司，本公司在资产、业务、人员、财务、机构等方面均独立于南航集团，在经营计划、财务规划、重大固定资产投资及处置等经营活动中均有自己的独立判断。凡经营活动或交易规模达到上市规则规定标准的，均严格履行股东大会、董事会审批等决策程序。

在今后的公司治理工作中，本公司将继续严格遵守上市规则等监管法规的要求，切实履行公司股东大会、董事会制定的公司治理相关规定。南航集团亦将一如既往地充分尊重南方航空的经营自主权，不干预南方航空的日常商业运作。

整改完成情况：

本公司目前严格按照法律法规和公司章程的要求规范公司运作，本公司的重大经营决策均由本公司股东大会或董事会审议通过后由公司管理层组织实施。本公司控股股东南航集团亦按照相关法律法规，通过股东大会和派出董事行使股东权利。本公司在资产、业务、人员、财务、机构等方面均独立于南航集团，具体经营决策均由本公司独立作出。与此同时，本公司作为国有控股上市公司，也需兼顾国有资产监督管理委员会的相关要求。本公司今后将继续努力，综合考虑各项法律法规和监管要求，从全体股东的共同利益出发，不断探索公司治理的创新，为股东创造更好的回报。

2、“三会”运作基础工作需进一步完善。检查发现公司董事会现有11名董事，不符合《公司章程》有关董事会由12名董事组成的规定。

整改措施：

公司有两位非执行董事分别于2010年11月及2011年8月退休辞任，此后经公司2011年第一次临时股东大会选举，增补了一名新的非执行董事，空缺一名非执行董事，但满足法定人数。公司已于2012年12月7日公告董事会决议，推荐杨丽华女士任公司非执行董事、推荐李韶彬先生任公司执行董事，并于2013年1月24日召开2013年第一次临时股东大会审议上述事项。增选后，公司董事会将由12名董事组成，符合《公司章程》的规定。

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整改完成情况：

整改已完成。本公司2013年1月24日召开的2013年第一次临时股东大会已经通过了聘任董事的相关议案，为董事会增补了两名董事，增补后本公司第六届董事会由12名董事组成，符合公司章程的相关规定。

3、部分合同签署不规范。中国民航信息网络股份有限公司书面授权该公司总经理肖殷红于2009年5月20日至6月18日期间同公司签署《航空公司服务协议》，但上述协议签署时间为2009年5月8日，不在授权委托生效期内。

整改措施：

2009年签署的 《航空公司服务协议》有效期为一年，已经履行完毕。公司近年来完善了关联交易管理规定，并致力于持续改进关联交易管理流程。在今后的协议签署过程中，会进一步加强包括对方授权书、双方签署日期等各项内容的审核与确认。

整改完成情况：

本公司严格按照整改措施完成整改，今后也将继续完善协议的签订流程，详细审查授权书等相关法律文件，加强协议签署的管理。

4、资产管理存在不规范的情况。检查发现，公司从南航集团购入的南航食品有限公司8宗房地产、培训中心11宗房地产未取得所有权证明文件；公司下属海南、深圳、湖南等分公司部分房产存在资产权属瑕疵，个别房地产权属证明载明权属人为相关单位并入南方航空前的名称、个人或其他单位等。

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整改措施：

（1）关于南航食品有限公司8宗房地产、培训中心11宗房地产。

在2007年8月14日本公司与南航集团的资产买卖的关联交易中，本公司购入的南航食品公司有房屋建筑物8项，合计建筑面积8,013.99平方米；培训中心房屋建筑物11项，合计建筑面积13,948.25平方米，因各种客观原因未办理房屋所有权证。对此，南航集团出具承诺函，承诺：（1）上述权证由南航集团负责在2008年底前办理完毕；（2）办证过程中发生的费用，由南航集团承担并支付；（3）南航集团对上述两项承诺事项愿意承担对本公司造成的一切损失，包括但不限于：A、未取得权证对生产带来的损失，B、未取得权证所引起的潜在风险导致的损失。由于南航集团在办理过程中因种种原因发生了延误，致使上述权证的办理工作在一直未能完成。根据南航集团最近向本公司出具的承诺函，南航集团承诺2012年12月31日之前完成办理工作，并愿意承担因承诺事项对南方航空造成的一切损失。

南航集团一直在积极根据国家有关政策申请办理上述资产的产权变更，但具体解决时间取决于政府部门的规划及审批进度。目前，南航集团已经向税务部门缴纳了办理资产产权变更所需缴纳的各项税费，包括土地增值税、营业税及附加、印花税、防洪费等，共计约人民币1742万元，这些费用均已由南航集团承担。目前产权变更申请正在等待政府相关部门的审批。公司目前已经在实际占有和适用上述房屋建筑物，上述房屋建筑物未办理完过户不影响本公司对上述资产的实际占有和使用。南航集团目前仍在积极协助公司办理上述权属的办证、过户工作，并愿意承担因承诺事项对公司造成的一切损失。

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（2）关于海南、深圳、湖南等分公司部分房产权属瑕疵。

公司于1995年改制为股份有限公司并于1997年在香港首次公开发行H股。改制上市过程中，由于一些历史遗留原因，造成上述部分房产的权属证明载明权属人为相关单位并入南方航空前的名称、个人或其他单位等。但上述权属瑕疵不影响公司对相关房产的实质性使用。本公司控股股东南航集团承诺该部分资产未完成产权变更手续将不会影响本公司对该部分非货币资产的实际占有和使用，也不会对本公司的经营造成实质性的影响；若由于该部分未完成过户的非货币资产导致任何第三方向本公司提出权利主张而致使本公司遭受损失时，南航集团会就本公司因此而遭受的损失向本公司作出赔偿。

本公司也一直积极与相关政府部门协调沟通，致力于尽早解决上述问题，完成相关资产的权属变更，但由于涉及的政策法规和具体程序较为复杂，暂时未有实质性突破。公司将要求具体职能部门加大协调力度，推动上述事项的妥善解决。

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整改完成情况：

本公司一直以来积极推进相关资产权属的变更工作，但由于权属变更涉及的政策法规和具体要求较为复杂，需要较长的时间，办理工作至今尚未取得突破性进展。本公司也将继续大力推进上述资产权属的变更工作。

二、财务管理工作需进一步完善

1、资产核销内部审批程序滞后。公司下属子公司汕头航空和贵州航空有限公司2011年度核销固定资产2435万元，但相关事项直至2012年6月才获公司总经理办公会批准。

整改措施：

公司日后将督促各子公司严格按照《中国南方航空股份有限公司资产减值准备计提与核销管理规定》中有关资产减值财务核销程序的规定执行，单项核销金额100万元以上的，要求子公司通过该子公司临时董事会议题方式及时上报审批。

整改完成情况：

本公司及子公司目前严格按照《中国南方航空股份有限公司资产减值准备计提与核销管理规定》进行资产减值准备的计提与核销。

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2、已发生的资产损失未及时核销。公司分别于1997年、2000年向波音公司出售价值786.90万元航空器材，对方认定该批航材已完全损耗，不予接收。公司将该笔款项在其他应收款反映，未按照公司《资产减值准备计提与核销管理规定》对上述款项及时进行核销处理。

整改措施：

该款项本公司已全额计提减值准备，日后将及时收集相关说明资料，按照《中国南方航空股份有限公司资产减值准备计提与核销管理规定》中有关坏账核销的规定及时进行核销。

整改完成情况：

整改已经完成。本公司在2012年12月已经将该笔资产损失进行了处理。

3、计提固定资产减值准备不符合公司会计政策。公司在2011年对21架拟出售飞机计提减值准备时，以上述飞机的公允价值减去处置费用后的净额与资产预计未来现金流量现值两者较低金额确定可回收金额，不符公司会计政策中以两者较高金额确定可收回金额的规定。

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整改措施：

由于航空业受国内外经济形势和国际油价影响较大，预测飞机运营产生的未来现金流现值存在较大的不确定性。在资产负债日飞机的公允价值减去处置费用后的净额略微低于飞机运营产生的未来现金流现值时，为客观反映资产可回收金额，公司采用公允价值减去处置费用后的净额作为拟出售飞机的可收回金额。目前来看2012年航空业的实际经营情况低于公司2011年年底的预测情况。

公司日后将加强对未来现金流现值的预测，使预测结果更符合实际情况，同时在公允价值减去处置费用后的净额与未来现金流现值差异较大时，将严格按照企业会计准则和公司会计制度要求进行账务处理。

整改完成情况：

整改已完成。本公司在2012年度在确定飞机的可回收金额时，已经根据公允价值减去处置费用后的净额与资产预计未来现金流量现值两者的较高金额确定具体的可回收金额。根据2012年减值测试的结果，本公司2012年年末不需要调整已计提的减值准备。

中国南方航空股份有限公司董事会

2013年5月21日

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